CITIC CAPITAL ACQUISITION CORP.

9/F, East Tower, Genesis Beijing

No.8 Xinyuan South Road, Chaoyang District

Beijing, China 100027

February 6, 2020

VIA EDGAR

James Lopez

Brigitte Lippmann

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CITIC Capital Acquisition Corp.

Registration Statement on Form S-1

Filed January 22, 2020, as amended

File No. 333-236006

Dear Mr. Lopez and Ms. Lippmann:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, CITIC Capital Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 10, 2020, or as soon thereafter as practicable.

Please call Daniel Nussen of Winston & Strawn LLP at (213) 615-1972 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

CITIC CAPITAL ACQUISITION CORP.

By:	/s/ Fanglu Wang
Name:	Fanglu Wang
Title:	Chief Executive Officer

cc:	Daniel Nussen, Winston & Strawn LLP